Exhibit 4.1

DESCRIPTION OF LAMAR ADVERTISING COMPANY CAPITAL STOCK

The following summarizes the material terms of the Class A common stock, Class B common stock, Series AA preferred stock and undesignated preferred stock of Lamar Advertising Company (the “Company”) as set forth in the Company’s amended and restated certificate of incorporation, or the charter, and the Company’s amended and restated bylaws, or the bylaws. While we believe that the following description covers the material terms of the Company’s capital stock, the description may not contain all of the information that is important to you and is subject to and qualified in its entirety by reference to applicable Delaware law and to the charter and bylaws. We encourage you to read carefully this entire document, the charter, the bylaws and the other documents we refer to for a more complete understanding of the Company’s capital stock following its reorganization and election to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes.

Authorized Capital

The charter authorizes the Company to issue up to 500 million shares of capital stock consisting of 362.5 million shares of Class A common stock, $0.001 par value per share, 37.5 million shares of Class B common stock, $0.001 par value per share, and 100 million shares of undesignated preferred stock, $0.001 par value per share, of which 5,720 shares are designated Series AA preferred stock. We refer to the Class A common stock and the Class B common stock collectively as our common stock.

Common Stock

All shares of Class A common stock and Class B common stock are validly issued, fully paid and non-assessable. Under Delaware law, stockholders generally are not personally liable for a corporation’s acts or debts.

Voting Rights. The Class A common stock and the Class B common stock have the same rights and powers, except that a share of Class A common stock entitles the holder to one vote and a share of Class B common stock entitles the holder to ten votes. Except as required by Delaware law, the Class A common stock, Class B common stock and Series AA preferred stock vote together as a single class. Generally, all matters to be voted on by stockholders must be approved by a majority (or by a plurality in the case of election of directors) of the votes entitled to be cast by all shares of common stock and Series AA preferred stock present in person or by proxy. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve any amendment to the certificate of incorporation that would increase or decrease the par value of that class, or modify or change the powers, preferences or special rights of the shares of any class so as to affect that class adversely. The charter, however, allows for amendments to increase or decrease the number of authorized shares of Class A common stock or Class B common stock without a separate vote of either class.

Conversion of Class B Common Stock. Each share of Class B common stock is convertible at the option of its holder into one share of Class A common stock at any time. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon the sale or other transfer of a share of Class B common stock to a person who, or entity which, is not a Permitted Transferee. “Permitted Transferees” include (1) a descendant of Kevin P. Reilly, Sr.; (2) a spouse or surviving spouse (even if remarried) of any individual named or described in (1) above; (3) any estate, trust, guardianship, custodianship, curatorship or other fiduciary arrangement for the primary benefit of any one or more of the individuals named or described in (1) and (2) above; and (4) any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more of the individuals and entities named or described in (1), (2) and (3) above. Furthermore, each share of Class B common stock will convert automatically into one share of Class A common stock (i) in the event that the number of outstanding shares of Class B common stock falls below 10% of the total number of outstanding shares of Class A common stock and Class B common stock taken together or (ii) under certain circumstances, in the event there is a violation, with respect to the Class B common stock, of the ownership limits contained in the charter. See the section entitled “Restrictions on Ownership and Transfer” below.

Dividends. Subject to applicable law and rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference over the common stock with respect to the payment of dividends, dividends may be declared and paid on the common stock from time to time and in amounts as our board of directors may determine. We expect to continue to declare regular quarterly distributions to holders of common stock on an ongoing basis, the amount, timing and frequency of which will be determined, and is subject to adjustment, by our board of directors, and will be declared based upon various factors, including without limitation distributions required to maintain our REIT status. Any such distributions will be paid on all shares of common stock outstanding at the time of such payment, but there is no certainty as to the timing or amount of any distribution.

Liquidation Rights. Upon the liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily, the holders of our common stock will be entitled to share ratably in all assets available for distribution after payment in full to creditors and payment in full to holders of any class of preferred stock then outstanding of any amount required to be paid to them. Neither the merger, consolidation or business combination of the Company with or into any other entity in which our stockholders receive capital stock and/or other securities (including debt securities) of the surviving entity (or the direct or indirect parent entity thereof), nor the sale, lease or transfer by us of any part of our business and assets, nor the reduction of our capital stock, will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up.

Other Provisions. The common stock will be redeemable in the manner and on the conditions permitted under Delaware law and as may be authorized by our board of directors. Holders of common stock will have no right to subscribe to new issuances of common stock. Any outstanding shares of Class A common stock or Class B common stock that the Company subdivides by stock split or recapitalization, or combines by reverse stock split or otherwise, will be subdivided or combined on an equal basis.

Series AA Preferred Stock

The charter authorizes 100 million shares of undesignated preferred stock, 5,720 shares of which have been designated Series AA preferred stock. All shares of Series AA preferred stock are validly issued, fully paid and non-assessable.

Voting Rights. Holders of Series AA preferred stock are entitled to one vote per share and generally are entitled to vote on all matters to be voted on by the holders of our common stock, including the election of directors.

Rank. The Series AA preferred stock ranks senior to our common stock with respect to dividends and upon the dissolution or liquidation of the Company.

Dividends. Holders of shares of Series AA preferred stock will be entitled to receive, when, as and if declared by our board of directors out of funds legally available to make such payments, cash dividends at a rate of $15.95 per share per quarter. Dividends will accrue and accumulate from the date of issuance of the shares.

Liquidation Rights. Upon the voluntary or involuntary dissolution or liquidation of the Company, the holders of Series AA preferred stock will be entitled to receive, before any payment may be made or any assets distributed to the holders of our common stock, the sum of $638 per share and any dividends accrued and unpaid on the stock. Upon any dissolution or liquidation, whether voluntary or involuntary, if the assets distributed among the holders of the Series AA preferred stock are insufficient to permit the payment to a stockholder of the full preferential amounts to which they are entitled, then all of the Company’s assets to be distributed upon dissolution or liquidation will be distributed to the holders of the Series AA preferred stock before any distribution to holders of our common stock. Neither the merger, consolidation or business combination of the Company with or into any other entity in which our stockholders receive capital stock and/or other securities of the surviving entity (or the direct or indirect parent entity thereof), nor the sale, lease or transfer by us of any part of our business and assets, nor the reduction of our capital stock, will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up.

Additional Preferred Stock

Under Delaware law and the charter, the Company will be able to issue additional shares of undesignated preferred stock from time to time, in one or more classes or series, as authorized by the board of directors, generally without the approval of the stockholders.

Subject to limitations prescribed by Delaware law and the charter and bylaws, our board of directors will be able to fix the number of shares constituting each class or series of preferred stock and the designations, powers, preferences and other rights of that series as well as the qualifications, limitations or restrictions on those powers, preferences and rights. These may include provisions concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and any other subjects or matters the board of directors or duly authorized committee may fix by resolution.

The specific terms and conditions of the shares of preferred stock that may be determined by the board of directors include:

•	whether the shares of the series are redeemable, and if so, the prices at which, and the terms and conditions on which, the shares may be redeemed, including the date or dates upon or after which the shares shall be redeemable and the amount per share payable in case of redemption;

•	whether shares of the series will be entitled to receive distributions and, if so, the distribution rate on the shares, any restriction, limitation or condition upon the payment of the distributions, whether distributions will be cumulative, and the dates on which distributions are payable;

•	any preferential amount payable upon shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company;

•	whether the shares of the series are convertible, or exchangeable for, shares of Class A common stock or for any other class or classes of stock, or any other securities of the Company, and if so, the terms and conditions of such conversion or exchange, including price or rates of conversion at which, and the terms and conditions on which, the shares of the series may be converted or exchanged into other securities;

•	terms and conditions of the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series;

•	the distinctive designation of each series and the number of shares that will constitute the series;

•	the voting power, if any, of shares of the series; and

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

The board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover of the Company or other transaction that holders of some, or a majority, of the shares of our capital stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of our capital stock might receive a premium for their shares over the then-market price of the shares.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Internal Revenue Code of 1986, as amended, or the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be a REIT has been made). Also, not more than 50% of the value of the outstanding shares of our stock (after taking into account certain options to acquire shares of stock) may be owned, directly or indirectly or through application of certain attribution rules by five or fewer “individuals” (as defined in the Code to include certain entities such as private foundations) at any time during the last half of a taxable year (other than the first taxable year for which an election to be a REIT has been made).

The charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements. The relevant sections of the charter provide that, subject to the exceptions described below, no person or entity may actually own or be deemed to own by virtue of the applicable constructive ownership provisions more than 5% of the outstanding shares of our common stock (based on the total combined number of Class A common stock and Class B common stock), excluding any shares of our stock that are not treated as outstanding for U.S. federal income tax purposes. We refer to these restrictions as the “ownership limitation provisions.”

The charter further prohibits:

•	any person from owning shares of our stock if such ownership would result in our failing to qualify as a REIT for U.S. federal income tax purposes; and

•	any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code, generally without reference to any rules of attribution).

In establishing the ownership limitations, the board of directors considered the relative values of the Class A common stock and the Class B common stock and the value of our stock owned by the Reilly family, including Kevin P. Reilly, Jr., Sean E. Reilly and their affiliates. The board of directors established a separate share ownership limitation for the Permitted Transferees (as defined above) that allows them, subject to certain limitations, to own actually and by virtue of the applicable constructive ownership provisions no more than 19% of the outstanding shares of our common stock and, during the second half of any taxable year other than our first taxable year as a REIT, no more than 33% in value of the aggregate of the outstanding shares of all classes and series of our stock, in each case excluding any shares of our stock that are not treated as outstanding for U.S. federal income tax purposes. In determining the foregoing values estimates the board of directors, among other things, consulted with an independent nationally recognized valuation advisor.

A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limitation provisions or any of the other restrictions on ownership and transfer of our stock discussed below, and, if appropriate in the context, any person or entity that would have been the record owner of such shares, is referred to as a “prohibited owner.”

The applicable constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be treated as owned constructively by one individual or entity. As a result, the acquisition of less than 5% in the number of shares of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own, constructively or beneficially, in excess of the applicable ownership limits described above.

The charter provides that, upon request, the board of directors will, prospectively or retroactively, waive the ownership limitation provisions with respect to a particular stockholder, and establish a different ownership limit for the stockholder, unless the board of directors determines in its sole judgment that such stockholder’s increased ownership could result in any of our rental income failing to qualify as such for REIT testing purposes as a result of the “related party tenant” rules that apply to REITs. In granting such waiver, the board of directors may also require the stockholder receiving such waiver to make certain representations, warranties and covenants related to our ability to qualify as a REIT. In addition, the charter provides that the board of directors may waive the ownership limitation provisions in circumstances where a stockholder’s ownership could result in rental income failing to qualify as such for REIT testing purposes, provided that the board of directors determines that receipt of such income would not adversely affect our ability to qualify as a REIT.

As a condition of such waiver, the board of directors may require an opinion of counsel or IRS ruling, in either case in form and substance satisfactory to the board of directors, in its sole and absolute discretion, in order to determine or ensure our status as a REIT and such representations and undertakings as are reasonably necessary to make the determinations above.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limitation provisions or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

The ownership limitation provisions and other restrictions on ownership and transfer of our stock described above will not apply if the board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Pursuant to the charter, if any purported transfer of our stock or any other event otherwise would result in any person violating the ownership limitation provisions or such other limitation as established by the board of directors or would result in our failing to qualify as a REIT, then that number of shares in excess of the ownership limit or causing us to fail to qualify as a REIT (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. However, if any purported violation applies to a holder (actual or constructive) of shares of Class B common stock, generally before the application of any trust transfer provisions the number of shares of Class B common stock sufficient to cure or prevent the ownership limitation violation (rounded up to the nearest whole share) will be automatically converted into shares of Class A common stock. The prohibited owner will have no rights in shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or other charter restriction or our failing to qualify as a REIT, then the charter provides that the transfer of shares resulting in such violation will be void. If any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code, generally without reference to any rules of attribution), then any such purported transfer will be automatically void and of no force or effect and the intended transferee will acquire no rights in the shares.

The trustee must sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limitation provisions or other restrictions on ownership and transfer of our stock; provided that the right of the trustee to sell the shares will be subject to the rights of any person or entity to purchase such shares from the trust that we establish by an agreement entered into prior to the date the shares are transferred to the trust. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of: (a) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value for the shares in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the fair market value of such shares on the day of the transfer or other event that resulted in the transfer of such shares to the trust), and (b) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividends or other distributions paid to the prohibited owner and owed by the prohibited owner before our discovery that the shares had been transferred to the trust and that is owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if prior to discovery by us that shares of our stock have been transferred to the trust, such shares of stock are sold by a prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount shall be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the charitable beneficiary, all dividends and other distributions paid by us with respect to such shares and may also exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

Subject to Delaware law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If the board of directors determines in good faith that a proposed transfer or other event has taken place that would violate the restrictions on ownership and transfer of our stock set forth in the charter, the board of directors will take such action as it deems advisable in its sole discretion to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Following the end of each REIT taxable year, every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of any class or series of our stock must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s actual or beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limitation provisions. In addition, any person or entity that is an actual owner, beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for an actual owner, beneficial owner or constructive owner must, on request, disclose to us such information as we may request in good faith in order to determine our qualification as a REIT and comply with requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of the Company that might involve a premium price for our common stock that our stockholders believe to be in their best interest.

Certain Anti-Takeover Provisions

Delaware Business Combination Provisions. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation’s voting stock constituting total voting power. Under Section 203, a business combination between us and an interested stockholder is prohibited unless it satisfies one of the following conditions: (1) the board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder or (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), shares owned by (a) persons who are directors and also officers and (b) employee stock plans, in certain instances) or (3) the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.

Certain Provisions of the Charter and Bylaws. Certain provisions of the charter and bylaws, described below, as well as the ability of the board of directors to issue additional classes and shares of preferred stock and to set voting rights, preferences and other terms of the preferred stock, as described above under “Additional Preferred Stock,” could delay, defer, or prevent a transaction or a change in control of the Company that might involve a premium for holders of our common stock or might otherwise be in their best interests.

Removal of Directors. Delaware law provides that any or all of the directors may be removed at any time, either with or without cause by a vote of our stockholders, provided, however that a vote of a majority of the shares outstanding and entitled to vote is required to effect any such removal. This provision may delay or prevent our stockholders from removing incumbent directors.

Advance Notice of Director Nominations and Stockholder Proposals. The bylaws include advance notice and informational requirements and time limitations on any director nomination or proposal that a stockholder wishes to make at a meeting of stockholders. A failure to comply with these timing and informational requirements can result in a stockholder’s director nomination or proposal not being considered at a meeting of stockholders.

Ownership Limitations. Primarily to protect us against the risk of losing our status as a REIT, the charter contains provisions that limit the ownership by any person or entity of shares of any class or series of our capital stock. These provisions may have the effect of inhibiting or impeding a change in control of the Company. See the ownership limitations described above under “Restrictions on Ownership and Transfer.”

Limitations of Liability and Indemnification of Directors and Officers. The charter and bylaws include provisions which limit or eliminate the personal liability of our directors and officers to the fullest extent permitted by the DGCL and indemnify our directors and officers to the fullest extent permitted by the DGCL. The limitation of liability and indemnification provisions in our charter and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. In addition, the value of investments in our securities may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Amendment of the Charter and Bylaws. The charter may be amended by the Company in the manner prescribed by Delaware law. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve any amendment to the certificate of incorporation that would increase or decrease the par value of that class, or modify or change the powers, preferences or special rights of the shares of any class so as to affect that class adversely. The charter, however, allows for amendments to increase or decrease the number of authorized shares of Class A common stock or Class B common stock without a separate vote of either class. The bylaws provide that the bylaws may be altered, amended or repealed or new bylaws may be adopted by (i) the affirmative vote of a majority of the directors present at any regular or special meeting of the board of directors at which a quorum is present or (ii) the affirmative vote of a majority of the votes represented by the shares of the stockholders constituting a quorum present at any regular meeting of the stockholders, or at any special meeting of the stockholders, provided that notice of such alteration, amendment, repeal or adoption of new bylaws have been stated in the notice of such special meeting.

Listing of Class A Common Stock

Shares of our Class A common stock trade on the NASDAQ Global Select Market under the symbol “LAMR.”

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock is the American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219, telephone number (718) 921-8124.